SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934




                              Magyar Bancorp, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   55977T 10 9
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                                 (CUSIP Number)


                              John J. Gorman, Esq.
                          Luse Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2000

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        (Name, Address, Telephone number of Person Authorized to Receive
                          Notices and Communications)


                                January 23, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.




                         (Continued on following pages)
                                Page 1 of 6 Pages

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CUSIP NO.    55977T 10 9             13D                       Page 2 of 6 Pages
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1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Magyar Bancorp, MHC        EIN:
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[ ]
                                                                         (b)[ ]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS

           OO
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR
    2(e)                                                                     [ ]

           Not Applicable
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey
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7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING
    POWER

           3,200,450
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8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER

           -0-
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9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER

           3,200,450
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER

           -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,200,450
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 [ ]

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                                       2

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CUSIP NO.    55977T 10 9             13D                       Page 3 of 6 Pages
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.03%
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14. TYPE OF REPORTING PERSON

           HC
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Item 1.  Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, par value $0.01 per share ("Common Stock"), of Magyar Bancorp, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 400 Somerset Street, New Brunswick, New Jersey 08901.

Item 2.  Identity and Background

     This Schedule is filed on behalf of Magyar Bancorp, MHC, a New Jersey-chartered mutual holding company (the "Company"). The Company's principal business is the ownership of the majority of the Issuer's shares of Common Stock. The business address of the Company is 400 Somerset Street, New Brunswick, New Jersey 08901.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors and Executive Officers

        Name                                    Occupation
-----------------------------   ------------------------------------------------

Elizabeth E. Hance              President and Chief Executive Officer of
                                  the Company
John S. Fitzgerald              Executive Vice President of the Company
Jon R. Ansari                   Vice President and Chief Financial Officer of
                                  the Company
Andrew G. Hodulik, CPA          Certified public accountant with the accounting
                                  firm of Hodulik & Morrison, P.A.
Thomas Lankey                   Senior Vice President of Long Term Care for
                                  Solaris Health Systems; Vice Chairman of
                                  the Board of Directors of the Company
Martin A. Lukacs, D.M.D         Dentist with Dr. Lea Grand, D.M.D., P.A.
Joseph J. Lukacs, Jr., D.M.D.   Retired; Chairman of the Board of Directors of
                                  the Company
Salvatore J. Romano, Ph.D.      Retired
Edward C. Stokes, III           Managing partner of the law firm of Stokes
                                  and Throckmorton
Joseph A. Yelencsics            Private investor and part owner of Bristol
                                  Motors, Inc.


(d) During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is

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CUSIP NO.    55977T 10 9             13D                       Page 4 of 6 Pages
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     subject to a judgment,  decree or final order enjoining  future  violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     The Issuer was formed in September 2005 for the purpose of becoming the stock holding company of Magyar Bank (the "Bank") and the Company was formed in January 2006 for the purpose of becoming the mutual holding company parent of the Issuer. On January 23, 2006, pursuant to the Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan of the Bank (the "Plan"), 3,200,450 shares of Common Stock of the Issuer were issued to the Company, and 2,618,550 shares of Common Stock of the Issuer were sold to depositors of the Bank (the "Stock Offering").

Item 4. Purpose of Transaction
------------------------------

     The primary purpose of the Issuer's Stock Offering was to allow the Issuer and the Bank to grow through expanded operations, as well as through increased branching and acquisitions. In addition, the Stock Offering gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations. Because the Issuer only issued a minority of its common stock for sale in the Stock Offering, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

     However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of

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CUSIP NO.    55977T 10 9             13D                       Page 5 of 6 Pages
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factors,  including  market  prices,  the  Issuer's  prospects  and  alternative investments.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     a. As of January 23, 2006, the Company directly and beneficially owned 3,200,450 shares of the Issuer's Common Stock, which represented 54.03% of the issued and outstanding shares of Common Stock on such date.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

     c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of January 23, 2006, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits
----------------------------------------

     None.

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CUSIP NO.    55977T 10 9             13D                       Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                           MAGYAR BANCORP, MHC


                                      By:  /s/ Elizabeth E. Hance
                                           -------------------------------------
                                           Elizabeth E. Hance
                                           President and Chief Executive Officer


Date: January 24, 2006